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January 3, 2011

VIA EDGAR AND OVERNIGHT

Mr. Daniel Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures III LLC (the “Registrant”)
Amendment No. 3 to Registration Statement on Form 10
Filed September 29, 2010
File No. 000-53864

Dear Mr. Gordon:

We thank you for your comment letter of October 21, 2010 relating to Amendment No. 2 to the Registrant’s Form 10 filed on September 29, 2010.  We are enclosing clean and redlined courtesy copies of the Registrant’s Amendment No. 2 as filed today via EDGAR.  For your convenience, the comments included in your October 21, 2010 letter are set forth verbatim below in italics, together with the Registrant’s responses thereto.

An Emphasis on Managing Risk, page 10

1.
We note your revised disclosure in this section in response to comment seven in our letter dated June 25, 2010.  Please describe the systematic “carry” strategy in greater detail.  Please also explain how your advisors will notify investors of its decision to engage in alternative investment strategies outside the scope of your systematic trading program.

We have amended the disclosure to describe the “carry” strategy in greater detail and to explain that investors will receive written notification from the Sponsor in the event that the advisor makes material changes to the trading strategy.

Description of Current Charges, page 21

2.
We note your revised disclosure on page 11 regarding the administrative fee which shall be paid out of the service provider fee.  Please supplement your current disclosure to reference this fee and to note such  fee is payable entirely from the service provider fee.  Please also confirm, if true, that you are only responsible for your pro rata portion of such fees.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Gordon
January 3, 2011

The disclosure has been revised to reference the administrative fee and to confirm that the Series is charged a service provider fee, out of which the administrative fee is paid.  The disclosure has been further revised to clarify that each series of the Registrant will be responsible for its pro rata portion of these fees.

Item 5:  Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 35

3.
We note your revised disclosure in response to comment 16 in our letter dated June 25, 2010.  Please expand your revised disclosure to discuss the specific attributes for each person discussed in this section that led to the conclusion that such persons should serve as a director or in a similar function.  Alternatively, tell us specifically why these persons do not perform function similar to those of a director.

The individuals do not function as directors of the Registrant because they do not act as a governing body overseeing the management of the Registrant or the Series.  Indeed, they do not act as a governing body at all; they are simply the officers of AlphaMetrix, the Registrant’s manager, and each performs a specific function for AlphaMetrix, not for the Registrant. In the case of the Registrant, the equivalent management function is undertaken by AlphaMetrix, a body corporate with its own internal management functions and business purposes distinct and separate from those of the Registrants, and not by the officers of AlphaMetrix.  AlphaMetrix is organized as a Delaware limited liability company and does not have a board of managers.

While we have, as requested, explained why the individuals listed in Item 5 do not perform functions similar to those of directors, their function is merely one factor in considering whether these individuals can be considered the equivalent of directors.  A factor that is equally, if not more, significant than their functions is the nature of their duties, which differ from those of directors of a business corporation or similar business enterprise with a standard corporate management structure.  Directors of such entities have duties, including fiduciary duties, to the entity and its shareholders in their capacities as directors of the entity.  Officers of AlphaMetrix owe their duties to AlphaMetrix, not to investors.  Treating the officers as directors of the Registrant would improperly imply that they have a duty to the Registrant or its respective members, which if true would place the officers in an impossibly conflicted position.

An additional difference between the officers of AlphaMetrix and the directors of a registrant with a traditional corporate structure involves the manner in which they are selected.  The vast majority of entities with a class of securities registered under the Securities Exchange Act of 1934 have a board of directors elected by shareholders.  It is these types of entities that we believe the Commission had in mind when it amended Item 401(e)(1) of Regulation S-K to require a registrant to provide information regarding the qualifications of directors, as part of the “proxy disclosure enhancement rules” adopted in December 2009.1  The amendment to Item

1 See Proxy Disclosure Enhancements, Securities Act Rel. No. 9089 (Dec. 16, 2009), at 34.

Mr. Gordon
January 3, 2011

401(e)(1) was designed to provide investors with more meaningful disclosure to help them in their proxy voting decisions and to help them determine whether a particular director and the entire board composition are appropriate choices for a given company.  This disclosure assumes, of course, that the members of the registrant have voting rights in connection with the election of directors.  Typically, the listing rules of the exchange on which a registrant’s equity securities are listed, or another applicable law, rule or regulation, will require the registrant to meet certain director independence requirements and other qualification requirements, such as financial or accounting expertise, to have regular meetings of shareholders, or to have periodic elections of directors.  These rules may require or encourage the registrant’s board of directors to have a nominating committee whose sole function is to identify and recruit suitably qualified candidates for election to the board of directors.  The Registrant, however, is a Delaware limited liability company and has no board of directors, elected by members or otherwise.  It is managed by AlphaMetrix, which is a separately cognizable legal entity separate and distinct from its members and managers.  AlphaMetrix has only those duties, including fiduciary duties, to the Registrant and its members that are specifically enumerated in the Registrant’s organizational documents, or imposed by the Delaware Limited Liability Company Act, the Commodity Exchange Act, the rules and regulations of the Commodity Futures Trading Commission and the National Futures Association.  None of these laws, rules or regulations require the Registrant to have a board of directors, or to afford members any voting rights at all.  The members do not have any voting rights in respect of the officers of AlphaMetrix.  The Registrants’ members have only those rights to vote for the removal of AlphaMetrix from its position as manager of the Registrant as set forth in the Registrant’s operating agreement.

In summary, the functions and duties of the officers of AlphaMetrix, and the manner in which they are selected, all compel the conclusion that these individuals are not the equivalent of directors of executive officers of the Registrant.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Item 1:  Financial Statements, page 1

4.
We note that you have included the financial statements for AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series) and not the registrant which is referred to as the “Platform”.  We also note that the Series is not a separate legal entity.  In light of the structure of your commodity pool, please revise to present separate financial statements for AlphaMetrix WC Diversified Series and the Platform.  Also, confirm that you will present financial statements and audit opinions on a series basis in future Securities Act and Exchange Act Filings, in addition to the financial statements of the Registrant.  Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Due to the fact that the WC Diversified Series is and has been the only series of the Registrant, the financial statements for the Series and the Platform would be virtually identical.  For that reason, we do not think it is necessary to revise the Form 10-Q to present separate financial

Mr. Gordon
January 3, 2011

statements for the WC Diversified Series and the Registrant.  In the future, future Exchange Act filings will include financial statements and audit opinions for the Registrant and separate financial statements and opinions for each Series.  Note that we intend to prepare a single set of financial statements, with the various figures for each series presented in a separate column, with the combined totals in a column for the Registrant.  We understand that the Staff has found this presentation acceptable for other registrants utilizing a series structure.  Similarly, a single audit opinion would be prepared, but the opinion would clearly state that it covers both the Registrant and each Series.

Item 4T:  Controls and Procedures, page 19

5.
Please revise to clarify that the scope of the evaluation and disclosure covers the Series, as well as the registrant as a whole.  Please refer to Question 104.01 of the Compliance and Disclosure Interpretations.

In response to this comment, we have revised the Form 10-Q to make the requested clarification.

6.
In addition, please disclose that in the certifications you have included as required by Rules 13a-14(a) or 15d-14(a) the certifying officers are certifying as to the registrant as a whole, as well as the Series.

In response to this comment, we have clarified that the certifications are with respect to both the Registrant and the Series.

*           *           *           *           *

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Aleks Kins

Aleks Kins